FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated November 30, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 30, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
____________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on January 4, 2018

To our Shareholders:

We cordially invite you to the Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on January 4, 2018 at 2 p.m. Israel time for the following purposes (the “Meeting”):

1.	To re-elect Ms. Dafna Cohen to serve as an external director for an additional three-year term; and

2.
To extend the term of the Company’s existing indemnification agreements with two Company directors who are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd., for a three year period.

Our Board of Directors recommends that you vote “FOR” both proposals under Items 1 and 2, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on December 6, 2017 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 2 p.m. Israel time, on January 4, 2018, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares. Shareholders may send the Company position papers no later than December 27, 2017, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999 (the “ICL”) is December 7, 2017.

According to Israel’s Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (“TASE Member”) and the ordinary shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the ordinary shares on the record date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

The approval of each of the proposals require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items 1 and 2, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-925-2016) until the date of the Meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: www.edgar.gov, http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.gilat.com.

By Order of the Board of Directors, Dov Baharav Chairman of the Board of Directors

November 30, 2017

 - ii -

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on January 4, 2018

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on January 4, 2018, at 2 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our Special General Meeting of Shareholders (the “Meeting”).

The Notice of Meeting, this Proxy Statement and the enclosed proxy card are being mailed to our shareholders on or about December 7, 2017.

Purpose of the Special General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.	To re-elect Ms. Dafna Cohen to serve as an external director for an additional three-year term; and

2.
To extend the term of the Company’s existing indemnification agreements with two Company directors who are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd., for a three year period.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on December 6, 2017, are entitled to notice of, and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 2 p.m. Israel time, on January 4, 2018, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

•
Shares Traded on TASE. Shareholders who hold shares through members of the Tel Aviv Stock Exchange (“TASE”) may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices.  Shareholders who hold shares through members of the TASE (“TASE Member”) and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.  Alternatively, shareholders who hold shares through a TASE Member may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE Member through which you hold your shares.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out‑of‑pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received, no later than 2 p.m., Israel time, on January 4, 2018, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219 or at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The approval of each of the proposals require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items 1 and 2, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the Israel Companies Law, 5759-1999 (the “ICL”)) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders, holding shares conferring in the aggregate at least 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of November 27, 2017, the Company had 54,722,767 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE IN FAVOR OF EACH OF THE PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

ITEM I. RE-ELECTION OF EXTERNAL DIRECTOR
(Item 1 on the Proxy Card)

Under the ICL, public companies are required to appoint at least two external Directors who must meet specified standards of independence. An external Director is appointed for an initial term of three years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the ICL and the regulations promulgated thereunder.

The Company has two directors who serve as the Company’s “external directors” in accordance with the ICL, Ms. Dafna Cohen, whose term expires in December 2017 and is standing for re-election at the Meeting, and Mr. Elyezer Shkedy whose term expires in June 2020 and is not standing for re-election at the Meeting.

Our Board of Directors has nominated Ms. Dafna Cohen to be re-elected as an external director for an additional three-year term.  Following is Ms. Cohen’s biographical information:

Dafna Cohen, 47, has served on our Board of Directors as an external director since December 2014. Ms. Cohen is the Head of Business Control and Investor Relations of EL-AL Israel Airlines Ltd., a company traded on the TASE and also serves as an independent business and financial advisor. Ms. Cohen has served as a member of board of directors of Formula Systems (1985) Ltd. since 2009 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously traded on NASDAQ) and as a member of the investment committee of its board of directors from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and as a Treasurer of Emblaze Ltd. and as a member of the investment committee of its board of directors from 2005 to 2009 (London Stock Exchange). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners, a wholly owned subsidiary of Bank Leumi, and as a manager at the derivatives sector of the Investment Division of Bank Leumi. Ms. Cohen previously served as a member of boards of directors of XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd from 2012 to 2014 (TASE) and of Inventech Central Ltd from 2011 to 2012 (TASE). Ms. Cohen holds an M.B.A. in finance and accounting and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

In accordance with the ICL, at least one external director elected must have “accounting and financial expertise” and any other external director must have either ‘‘accounting and financial expertise’’ or “professional qualification” as such terms are defined by regulations promulgated under the ICL.  Our Board of Directors has determined that the external director nominee, Ms. Cohen, meets the criteria defined in the ICL and the regulations promulgated thereunder for “accounting and financial expertise”. Our Board of Directors has also determined that Ms. Cohen qualifies to serve as the “Audit Committee’s financial expert”, as required by the rules of the Securities and Exchange Commission (“SEC”) and NASDAQ.

As required under the ICL, Ms. Cohen submitted to the Company, prior to the date of the Meeting, a declaration stating her compliance with the statutory requirements of the ICL.

It is hereby proposed to re-elect Ms. Cohen as an external director for an additional three-year term.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Ms. Dafna Cohen as an external director member of the Board of Directors of the Company, to serve for an additional three-year term.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to re-elect Ms. Cohen as an external director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder).

Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Board of Directors recommends a vote FOR the re-election of Ms. Cohen, the nominee for external director.

ITEM II.  EXTEND TERM OF STANDARD EXISTING INDEMNIFICATION
AGREEMENTS WITH TWO DIRECTORS AFFILIATED WITH CONTROLLING SHAREHOLDERS
(Item 2 on the Proxy Card)

Pursuant to the provisions of the ICL and our Articles of Association, we have provided all our directors and officers from time to time with letters providing them with exemption and indemnification to the fullest extent permitted under Israeli law. All such indemnification letters were provided in an identical form, a copy of which was included in the Company’s Proxy Statement for its Annual General Meeting dated December 29, 2011, and furnished to the SEC on Form 6-K on November 17, 2011 (the “Indemnification Agreement”).  Pursuant to the ICL, the entering into such an Indemnification Agreement with a director or officer who is affiliated with a controlling shareholder, is required to be re-approved every three years by the compensation committee, the board of directors and by a special majority vote of shareholders.

Two of our directors, Mr. Amiram Boehm and Mr. Ishay Davidi, are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd.  Our Compensation and Stock Option Committee and Board of Directors approved and recommended that our shareholders approve and ratify the extension of the term of the existing Indemnification Agreements with Mr. Boehm and Mr. Davidi for an additional three year term, in the exact same form as entered into with the Company’s other directors and officers.

As described in Item 6.C. of the our Annual Report on Form 20-F for the year ended December 31, 2016, pursuant to the ICL, a company may indemnify an office holder (which includes a company’s directors) against: (i) a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court; (ii) reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent  authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and (iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Israeli Securities Law, 1968, (the “Securities Law”), or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law, or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law.

The indemnification of an office holder must be expressly permitted in the articles of association, under which the company may (i) undertake in advance to indemnify its office holders with respect to certain types of events that can be foreseen at the time of giving such undertaking and up to an amount determined by the board of directors to be reasonable under the circumstances, or (ii) provide indemnification retroactively in amounts deemed to be reasonable by the board of directors.

A company may also procure insurance for an office holder’s liability in consequence of an act performed in the scope of his office, in the following cases: (i) a breach of the duty of care of such office holder, (ii) a breach of fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (iii) a monetary obligation imposed on the office holder for the benefit of another person. Subject to the provisions of the ICL and the Securities Law, a company may also enter into a contract for procurement of insurance for an office holder for (a) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (b) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

Under the ICL, a company may not exempt an office holder from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in connection with distributions or for certain breaches listed below.

A company may not indemnify an office holder against, nor enter into an insurance contract which would provide coverage for, any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach by the office holder of his duty of care if such breach was performed intentionally or recklessly;
•	any act or omission carried out with the intent to derive an illegal personal gain; or
•	any fine or penalty levied against the office holder as a result of a criminal offense.

Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption. Our Articles of Association also provide that we may indemnify any office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our Board of Directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our Board of Directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the company for indemnifying such office holder.  We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims.

It is therefore proposed that at the Meeting the following resolutions be adopted:

 “RESOLVED, to ratify and extend the term of the currently existing Indemnification Agreement with Mr. Boehm for an additional three years, commencing on the date of the Meeting.

FURTHER RESOLVED, to ratify and extend the term of the currently existing Indemnification Agreement with Mr. Davidi for an additional three years, commencing on the date of the Meeting.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the extension of the term of Indemnification Agreements with each of Mr. Boehm and Mr. Davidi.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the extension of the term of Indemnification Agreements with Mr. Boehm and Mr. Davidi (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the ratification and extension of the term of Indemnification Agreements with Mr. Boehm and Mr. Davidi (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the ratification and extension of the term of the Indemnification Agreements with Mr. Boehm and Mr. Davidi.

ADDITIONAL INFORMATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of November 27, 2017, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of November 27, 2017 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of November 27, 2017.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 54,722,767 Ordinary Shares outstanding as of November 27, 2017.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through November 27, 2017 and information provided to us by such shareholders.
Name	Number of Shares	Percent
FIMI Funds (1)	18,901,865	34.5%
Itshak Sharon (Tshuva) (2)	4,812,296	8.8%
Mivtach Shamir Holdings Ltd. (3)	5,375,647	9.7%
All directors and executive officers as a group (17 persons) (4)	1,975,837	3.6%
____________________________________________________

(1)
Based on a Schedule 13D/A filed on April 7, 2016 with the SEC and information provided to the Company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 18,801,865 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 100,000 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(2)
Based on information provided to our company as of September 30, 2017 and on a Schedule 13G/A filed on August 23, 2017 with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd and other information provided to us by such shareholders. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 4250407, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 5345433, Israel.

(3)
Based on a Schedule 13G/A filed on April 7, 2016 by Mivtach Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtach Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(4)	As of November 27, 2017 all directors and executive officers as a group (17 persons) held 904,833 options that are vested or that vest within 60 days of November 27, 2017.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Yael Shofar, Corporate Secretary
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 4913020, Israel
Email: yaelsh@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

By Order of the Board of Directors, Dov Baharav Chairman of the Board of Directors

Dated: November 20, 2017

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dov Baharav, Yael Shofar and Daniel Neiger, or any of them, attorneys or attorney-in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company to be held on 4th, January, 2018 at 2 p.m. (Israel time) at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, and at any adjournment or adjournments thereof (the “Meeting”), hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Special General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

January 4, 2018

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEE FOR EXTERNAL DIRECTOR IN ITEM 1 AND “FOR” THE APPROVAL OF THE PROPOSALS UNDER ITEM 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Items 1 and 2 require an indication of “Personal Interest” in the resolution and whether the undersigned is a “Controlling Shareholder” (as such terms are defined under the Israeli Companies Law).

For information regarding the definitions of “Personal Interest” and “Controlling Shareholder”, please see the explanation in Proposal I of the Proxy Statement.

(1)	To re-elect Ms. Dafan Cohen to serve as an external director for a three-year term

1 FOR	1 AGAINST	1 ABSTAIN

DO YOU HAVE A PERSONAL INTEREST IN ITEM 1 ABOVE?

1 YES	1 NO

ARE YOU A CONTROLLING SHAREHOLDER?

1 YES	1 NO

(2)
To extend the term of the Company’s existing indemnification agreements with two Company directors who are affiliated with the Company’s controlling shareholders, certain limited partnerships managed by FIMI IV 2007 Ltd. and by FIMI FIVE 2012 Ltd., for a three year period.

1 FOR	1 AGAINST	1 ABSTAIN

DO YOU HAVE A PERSONAL INTEREST IN ITEM 2 ABOVE?

1 YES	1 NO

ARE YOU A CONTROLLING SHAREHOLDER?

1 YES	1 NO

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  1

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.